K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

March 3, 2021

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Neuberger Berman Equity Funds; Post-Effective Amendment No. 223
- Neuberger Berman U.S. Equity Impact Fund
- 1933 Act File No. 002-11357
- 1940 Act File No. 811-00582

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on December 18, 2020, regarding your review of Post-Effective Amendment No. 222 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of its series Neuberger Berman U.S. Equity Impact Fund (the “Fund”).  Post-Effective Amendment No. 222 will become effective on March 3, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  We expect to file Post-Effective Amendment No. 223 (“PEA 223”) on March 3, 2021, which will become effective on March 3, 2021, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1: With regard to the Fund’s 80% policy, given that “Impact” is in its name, please add an 80% policy with respect to investing in securities with an “Impact” as defined in the disclosure.

Response:  No change was made in response to this comment.  The Registrant believes that the overriding policy purpose of Rule 35d-1 (“Names Rule”) is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Registrant respectfully submits that an 80% policy is not required under the Names Rule, because the word “Impact” as used in the Fund’s name refers to an investment strategy rather than a type of investment.  Registrant notes that the Names Rule does not apply to a fund name that connotes a type of investment strategy. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Frequently Asked Questions about Rule

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

35d-1 (Investment Company Names), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Registrant therefore respectfully declines to add “Impact” to its 80% policy, because such adjective is a strategy of the Fund, rather than a “type of investment.”

Comment 2: Please explain why the Institutional Class management fee differs from the Class A and Class C management fee in the fee table for the Fund.

Response:  While the Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that the Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in the fee table reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”

Comment 3: Please confirm that any repayment of the contractual expense caps disclosed in the footnote to the fee table will not cause the Fund’s operating expenses to exceed either the contractual expense limit at the time the reimbursement or waiver was made or the contractual expense limit that is in effect at the time the repayment takes place.

Response: The Registrant confirms that any recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.  The Registrant notes that the Fund’s SAI includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.

Comment 4:          Please amend the disclosure in the footnote to the fee table discussing the contractual expense caps to indicate that any repayment by the Fund to the Manager must be made within three years of the date on which the Manager waived the expense.

Response: No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.

Comment 5: The first sentence of the “Principal Investment Strategies” section states that the Fund “invests in a concentrated portfolio of U.S. companies….” Please consider using a different term other than “concentrated.”

Response:  No change was made in response to this comment. The Registrant is not aware of any requirement that prohibits the wording in the Fund’s current “Principal Investment Strategies” section.  In addition, the Registrant believes the current “Principal Investment Strategies” section complies with Item 4(a) and Item 9(b) of Form N-1A, which requires the Fund to describe the Fund’s principal investment strategies.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.

Comment 6: Please define what “U.S. companies” means somewhere in the Fund’s prospectus.

Response:  The Registrant has added the following disclosure after the first sentence of the first paragraph in the “Principal Investment Strategies” section:

The Fund considers securities of U.S. companies to be those that (1) are traded principally on a stock exchange or over-the-counter in the United States, (2) are organized under the laws of and have a principal office in the United States, or (3) derive 50% or more of their total revenues from, and/or have 50% or more of their total assets in, goods produced, sales made, profits generated or services performed in the United States.

Comment 7: The last sentence of the first paragraph in the “Principal Investment Strategies” section states that “the Fund typically will hold a limited number of stocks.”  Please clarify what is meant by “a limited number of stocks” and provide the approximate range of stocks that the Fund will typically invest in.

Response:  No change was made in response to this comment.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.

Comment 8: To the extent the Fund’s portfolio is anticipated to have material exposures to certain sectors or investment factors, such as growth, momentum, or value, please ensure the

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

“Principal Investment Strategies” and “Principal Investment Risks” sections appropriately disclose such factors and the associated risks.  Alternatively, please consider whether “Growth Stock Risk” and “Value Stock Risk” in the “Principal Investment Risks” section should be deleted since investments in growth stocks and value stocks are not disclosed as part of the Fund’s principal investment strategies.

Response:  No change was made in response to this comment.  The Registrant notes that “Growth Stock Risk” and “Value Stock Risk” are included in the “Principal Investment Risks” section since the Registrant believes the risks of investing in value stocks and growth stocks are risks generally applicable to the Fund because of its investments in equity securities.  The Fund does not focus on investing in either value stocks or growth stocks as part of its principal investments strategies and respectfully declines to revise the principal investment strategies.

Comment 9: We note your disclosure that the portfolio will be invested in companies the portfolio manager believes have the potential to deliver positive social and environmental outcomes and that you will use a proprietary in depth impact analysis.  As written your disclosure is too generic to inform investors about how the advisor actually measures and analyzes companies.  It is unclear, for example, what data and metrics the adviser would use to evaluate a company's ability to combat climate change and whether you will evaluate companies on an absolute basis or relative to industry peers.  Similarly, it is unclear whether companies must score highly on both social and environmental impacts to be considered or whether these impacts would be considered independent bases for investment.  Please revise as appropriate.

Response:  The Registrant notes the Portfolio Managers will use a proprietary system to evaluate companies for Impact and that the fourth paragraph in the “Principal Investment Strategies” section describes in more detail the investment considerations, including the data and metrics used by the Portfolio Managers in this evaluation.  However, to further clarify the considerations, the Registrant has added the following to the end of the fourth paragraph in the “Principal Investment Strategies” section:

Environmental and social outcomes will be evaluated on an absolute basis, with the goal of achieving a minimum positive threshold.  Additionally, the contribution of companies to a specific environmental or social outcome will be compared against other companies, which also contribute to that same environmental or social outcome. These factors will be considered both individually and collectively, as part of the Portfolio Managers’ analysis.

Comment 10: Please add disclosure, where appropriate, regarding how the Fund will approach relevant environmental, social and governance proxy issues for a portfolio company, or alternatively explain why it would not do so.

Response:  The Registrant believes the disclosure includes an appropriate level of detail and explains “in general terms how the adviser decides the securities to buy and sell” as required

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

by Item 9(b)(2) of Form N-1A.  The Registrant believes that the current disclosure in the “Principal Investment Strategies” section is satisfactory and reflects an appropriate amount of specificity as it is intended to preserve the level of discretion necessary to manage the Fund. The Registrant is aware of the SEC position that proxy voting is a part of the adviser’s fiduciary duty and expects to vote proxies accordingly, but is not aware of any requirement or practice to disclose proxy voting policies in the prospectus.

Comment 11: The second sentence of the second paragraph in the “Principal Investment Strategies” section states that “[s]ocial themes include a company’s ability to deliver sustainable growth….”  Please provide the source for determining “sustainable growth” (i.e., adviser’s opinion, or other sources).

Response:  The Registrant refers to the response to Comment 9 discussing the process and investment considerations (i.e., sources) used by the adviser in making investments for the Fund.

Comment 12: Please revise the third paragraph in the “Principal Investment Strategies” section to clarify and explain how it fits into the Fund’s overall investment strategy.

Response:  The Registrant notes that the fourth paragraph of the “Principal Investment Strategies” explains how the third paragraph fits into the Fund’s overall investment strategy.

Comment 13: The term “ESG” refers to a type of investment and is subject to an 80% policy. A fund should describe the criteria it uses in assessing what issuers it considers to have strong Environmental, Social and Governance values (e.g., by reference to an index, third-party rating, a screen and the factors the screen uses, etc.). It is not enough for a fund to merely rely to the adviser’s judgment without disclosing the factors considered.

Response:  Rule 35d-1 requires that a fund adopt an 80% policy when it has a name suggesting investment in certain investments or industries.  The Registrant notes that the Fund’s name does not include the term “ESG” and does not believe its name is subject to the Rule 35d-1 as discussed in the response to Comment 1.  In addition, the Registrant refers to the response to comment 9 discussing the process used by the adviser, including the factors it considers, in making investments for the Fund.

Comment 14: If the Fund will invest in emerging markets as part of its principal investment strategies, please disclose this in the “Principal Investment Strategies” section and add disclosure about the risks of such investments in the “Principal Investment Risks” section.

Response:  No change was made in response to this comment. The Registrant confirms that the Fund does not currently intend to invest in emerging markets as part of its principal investment strategies.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

Comment 15: Please add “plus the amount of any borrowings” after “net assets” in the first sentence of the last paragraph in the “Principal Investment Strategies” section.

Response:  No change was made in response to this comment.  The Registrant has considered the staff’s comment but because the Fund does not currently intend to borrow from banks for investment purposes, it believes the addition of this language would only confuse investors by suggesting it would borrow for investment purposes.

Comment 16: The Fund’s objective is long-term total return.  Please explain supplementally how the Fund will earn income.

Response:  The Registrant notes that the Fund will seek to achieve its goal of long-term total return primarily through capital appreciation and dividends.

Comment 17: The last sentence of the first paragraph in the “Principal Investment Risks” section states that the Fund “may take temporary defensive and cash management positions; to the extent it does, it will not be pursuing its principal investment strategies.”  Please consider moving this disclosure to Item 9 of the prospectus in accordance with Form N-1A.

Response:  No change was made in response to this comment.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.

Comment 18: Please consider presenting the disclosures in the “Principal Investment Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.

Response:  The Registrant believes the presentation meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.

We also note that last year, the markets were completely upended by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns.

In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.

Comment 19: With regard to the “Impact and ESG Criteria Risk” disclosure in the “Principal Investment Risks” section, explain how these types of securities reduce risk.

Response:  The Registrant’s adviser has a long-standing belief that material ESG factors are an important driver of long-term investment returns from both an opportunity and a risk-mitigation perspective.  Risks related to ESG issues can have a measurable effect on a company’s performance.  For example, the revenues and profits of a business can be materially harmed by incidents and issues such as those related to climate change, unfair employment practices and weak corporate governance standards that fails to appropriately align management and shareholder interests. Accordingly, by seeking to identify companies that we believe demonstrate a positive focus on social and environmental themes while also integrating strong governance factors, we believe that exposure to such risks can be mitigated.

The Registrant notes that a recent speech by Governor Lael Brainard of the Federal Reserve Board of Governors supported this belief.  Specifically, Governor Brainard, stated:

“Financial institutions that do not put in place frameworks to measure, monitor, and manage climate-related risks could face outsized losses on climate-sensitive assets caused by environmental shifts, by a disorderly transition to a low-carbon economy, or by a combination of both. Conversely, robust risk management, scenario analysis, and forward planning can help ensure financial institutions are resilient to climate-related risks and well-positioned to support the transition to a more sustainable economy.”1

Additionally, the Registrant notes that SEC Commissioner Allison Herren Lee has recently expressed similar sentiments noting that:

“…ESG risks and metrics now often underpin traditional investment analyses designed to maximize risk-adjusted returns on investments of all types. They represent a core risk management strategy for portfolio construction.”2

Comment 20: Please consider whether all the disclosure in the “Recent Market Conditions” disclosure in the “Principal Investment Risks” and “Additional Information about Principal Investment Risks” sections is a principal risk for the Fund.

1  “The Role of Financial Institutions in Tackling the Challenges of Climate Change.” (Feb 18, 2021).
2 “Keynote Remarks at PLI’s 52nd Annual Institute on Securities Regulation.” (Nov. 5, 2020).

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

Response:  No change was made in response to this comment.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.

Comment 21:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9. Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 22:  With regard to the “Impact and ESG Criteria Risk” disclosure in the “Additional Information about Principal Investment Risks” section, what externally sourced data and information will the adviser primarily rely on and what sort of data validation will it do to ensure accuracy and comparability in the overall investment universe?  Revise and explain as appropriate.

Response:  No change was made in response to this comment.  The Registrant is not aware that such disclosure is made with respect to the many other types of externally sourced data that advisers to virtually every fund rely on.  However, the Registrant will continue to consider the staff’s comment and determine whether to make changes in response to this comment in the future.  In addition, the Registrant refers to the response to Comment 9 discussing the process used by the adviser in making investments for the Fund.

Comment 24: If the Fund will provide notice to shareholders prior to changing its goal, please disclose this in the prospectus.

Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change. If this occurs, the Fund will provide notice concurrently with the change in its goal.

Comment 25: Please revise the disclosure in the “Description of Index” section to indicate whether the Russell 3000® Index is the Fund’s primary benchmark.

Response:  The Registrant has revised the Prospectus to remove the “Description of Index” section.

Comment 26:  Please revise the second paragraph in the “Management of the Fund - Investment Manager” section to disclose the period of the shareholder report, including whether

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

annual or semi-annual report, that will include the discussion regarding the basis for the approval of the Fund’s investment advisory agreement.

Response:  No change was made in response to this comment.  The second paragraph of the “Investment Manager” section currently states that “[a] discussion regarding the basis for the approval of the Fund’s investment advisory agreement by the Board of Trustees will be available in the Fund’s initial shareholder report.”  The Registrant has considered the staff’s comment but believes the language complies with Item 10(a)(1)(iii).

SAI

Comment 27: The fundamental policy on industry concentration excludes securities of other investment companies. Please confirm that the Fund will look through to the holdings of any underlying investment companies to the best of its ability.

Response:  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry. In addition, the Registrant is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

Comment 28: With respect to the Fund’s fundamental policy on industry concentration, please clarify that while securities of foreign governments are not considered an industry they are not exempt from being counted for purposes of determining compliance with the policy on industry concentration.

Response:  The Registrant believes the current disclosure in the SAI discussing the Fund’s fundamental policy on industry concentration does not indicate that securities of foreign governments are exempt from being counted for purposes of determining compliance with the policy on industry concentration.  The Registrant confirms that while securities of foreign governments are not considered an industry they will not be exempt from being counted for purposes of determining compliance with the policy on industry concentration.

Comment 29:  Please consider adding in plain English any applicable disclosure in the “Description of Enhanced Sustainable Exclusion criteria” to the Fund’s “Principal Investment Strategies” section to the extent such disclosure is a part of the Fund’s principal investment strategies.

Response:  The Registrant has added the following paragraph after the fourth paragraph in the “Principal Investment Strategies” section:

The Portfolio Managers will invest in accordance with the Fund’s Enhanced Sustainable Exclusion Policy.  The policy describes businesses, which may be

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 3, 2021

deemed controversial, and are therefore excluded from investment consideration. Please see the Statement of Additional Information for a detailed description of the Fund’s Enhanced Sustainable Exclusion Criteria.

*          *          *          *          *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Melissa T. Herr at (202) 778-9156.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin Na

Franklin Na